# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EXPAND ENERGY Corp, CIK 0000895126
CUSIP: 165167735
Title of class of securities: Common Stock $0.01 par value per share
Address of issuer's principal executive offices: 6100 North Western Avenue, Oklahoma City, Oklahoma (OK), 73118
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001403525

## Reporting persons
- OCM XI CHK Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,056,881; sole dispositive power 0; shared dispositive power 5,056,881; aggregate amount beneficially owned 5,056,881 (2.19% of the class)
  Comment: The percent of class is calculated based on 231,034,791 shares of common stock, $0.01 par value per share (the "Common Shares") as of October 24, 2024, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on October 29, 2024.
- OCM Xb CHK Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,880,483; sole dispositive power 0; shared dispositive power 1,880,483; aggregate amount beneficially owned 1,880,483 (0.81% of the class)
  Comment: The percent of class is calculated based on 231,034,791 shares of Common Shares as of October 24, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on October 29, 2024.
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,759; sole dispositive power 0; shared dispositive power 22,759; aggregate amount beneficially owned 22,759 (0.01% of the class)
  Comment: The percent of class is calculated based on 231,034,791 shares of Common Shares as of October 24, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on October 29, 2024.
- Oaktree Opportunities Fund Xi Holdings (Delaware), L.P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 72,535; sole dispositive power 0; shared dispositive power 72,535; aggregate amount beneficially owned 72,535 (0.03% of the class)
  Comment: The percent of class is calculated based on 231,034,791 shares of Common Shares as of October 24, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on October 29, 2024.
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,032,658; sole dispositive power 0; shared dispositive power 7,032,658; aggregate amount beneficially owned 7,032,658 (3.04% of the class)
  Comment: The percent of class is calculated based on 231,034,791 shares of Common Shares as of October 24, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on October 29, 2024.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,032,658; sole dispositive power 0; shared dispositive power 7,032,658; aggregate amount beneficially owned 7,032,658 (3.04% of the class)
  Comment: The percent of class is calculated based on 231,034,791 shares of Common Shares as of October 24, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on October 29, 2024.

## Item 1. Issuer
Name of issuer: EXPAND ENERGY Corp
Address of issuer's principal executive offices: 6100 North Western Avenue, Oklahoma City, Oklahoma, 73118

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) OCM XI CHK Holdings, LLC ("XI CHK Holdings");
(ii) OCM Xb CHK Holdings, LLC ("Xb CHK Holdings");
(iii) Oaktree Opportunities Fund Xb Holdings (Delaware), L.P. ("Xb Holdings");
(iv) Oaktree Opportunities Fund Xi Holdings (Delaware), L.P. ("Xi Holdings");
(v) Oaktree Capital Holdings, LLC ("OCH"); and
(vi) Oaktree Capital Group Holdings GP, LLC ("OCGH GP").
Address of principal business office or, if none, residence:
333 S. Grand Avenue, 28th Floor,
Los Angeles, CA 90071
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

Of the securities reported herein, XI CHK Holdings directly holds 5,056,881 Common Shares, representing 2.19% of the outstanding Common Shares, Xb CHK Holdings directly holds 1,880,483 Common Shares, representing 0.81% of the outstanding Common Shares, Xb Holdings directly holds 22,759 Common Shares, representing 0.01% of the outstanding Common Shares, and Xi Holdings directly holds 72,535 Common Shares, representing 0.03% of the outstanding Common Shares. Oaktree Capital Group, LLC through OCH, is the indirect manager of each of XI CHK Holdings, Xb CHK Holdings, Xb Holdings, and Xi Holdings. OCGH GP is the indirect owner of the class B units of OCG.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 7,032,658 shares of Common Stock, representing approximately 3.04% of the Common Stock outstanding as of the date hereof.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement on Schedule 13G (this "Statement") shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by each Reporting Person.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A Joint Filing Agreement, by and among the Reporting Persons, dated as of February 14, 2025.

## Signatures
- OCM XI CHK Holdings, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- OCM Xb CHK Holdings, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Opportunities Fund Xi Holdings (Delaware), L.P: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Senior Vice President (02/14/2025)